May 15, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.

Registration Statement on Form SB-2 (Registration No. 333-141312)

Ladies and Gentlemen:

On behalf of First Capital Bancorp, Inc. (the “Company”), we are filing herewith Amendment No. 2 to the above Registration Statement on Form SB-2 (including the Prospectus as amended) with exhibits thereto.

The Amendment No. 2 is intended to respond to the comments contained in a letter dated May 7, 2007 from Mark Webb, Branch Chief.

In addition, the Amendment No. 2 contains financial information and related disclosures regarding the Company’s first quarter ended March 31, 2007, not previously included in the Registration Statement.

The following summarizes the Company’s responses to the comments received in the order (and numbered in accordance with) the order in which they appear in the May 7, 2007 comment letter.

1.	In accordance with our discussions with Michael Clampitt we understand that the SEC has agreed to eliminate this comment. Accordingly no changes have been made in response to the comment.

2.	The opinion is being filed with this Amendment No.2.

The Company hopes that the review process will be completed soon. If you have any questions, please contact the undersigned at (804) 343-4380 or Kevin Pomfret at (804) 343-4384.

Sincerely,

/s/ Dwight Hopewell
Dwight Hopewell

DFH/tmw